Exhibit 99.2

James Hardie Announces Adjusted Net Operating Profit1

of US$56.2 million for Q3 Fiscal 2016 and

US$185.0 million for the nine months ended 31 December 2015

James Hardie today announced results for the third quarter of fiscal year 2016 and the nine months ended 31 December 2015:

•

Group Adjusted net operating profit[1] of US$56.2 million for the quarter and US$185.0 million for the nine months, increased 16% and 13%, respectively, compared to the prior corresponding periods (“pcp”);

•	Group Adjusted EBIT[1] of US$82.0 million for the quarter and US$267.0 million for the nine months, an increase of 23% and 20%, respectively, compared to pcp;

•	Group net sales of US$413.9 million for the quarter and US$1.3 billion for the nine months, an increase of 7% and 4%, respectively, compared to pcp;

•	North America and Europe Fiber Cement Segment[2] net sales of US$330.5 million for the quarter and US$1.0 billion for the nine months, an increase of 12% and 8%, respectively, compared to pcp;

•	North America and Europe Fiber Cement Segment EBIT margin of 23.9% for the quarter and 25.1% for the nine months; and

•	Asia Pacific Fiber Cement Segment A$ EBIT margin excluding New Zealand weathertightness claims of 23.9% for the quarter and 23.4% for the nine months.

CEO Commentary

James Hardie CEO Louis Gries said: “For the third quarter, all of our businesses continue to provide strong financial results, primarily driven by higher volumes and lower production costs within our North America and Europe Fiber Cement business, which increased sales by 12%, when compared to the prior corresponding period. Additionally, in the North America and Europe Fiber Cement segment, EBIT margin for both the quarter and the half year increased 2.3 pts and 3.4 pts, respectively, compared to prior corresponding periods.”

He added “Within our Asia Pacific Fiber Cement business, sales in local currency increased 6%, however, this growth was outpaced by the impact of the appreciation of the US dollar leading to an adverse effect on the group’s consolidated results.”

Mr Gries concluded “Our consolidated group results for the quarter reflected an increase in group Adjusted EBIT of 23%, when compared to the prior corresponding period, largely as a result of a 7% increase in net sales and lower production costs.”

1 The Company may present financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the Non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the third quarter and nine months ended 31 December 2015.

2 Previously referred to as USA and Europe Fiber Cement Segment.

Outlook

Net volume growth for the North America and Europe Fiber Cement segment is likely to be modest and in line with overall market growth, inclusive of both the new construction and repair and remodel markets. Although PDG in our North America business has improved in the current quarter, it is expected to track below our targeted level for the fiscal year 2016. It is expected to take several quarters to lift our growth rate back to targeted levels. We expect primary demand growth will revert towards longer term trends, consistent with the Company’s 35/90 strategy, in subsequent years.

The Company expects our North America and Europe Fiber Cement segment EBIT margin to be at the higher end of its stated target range of 20% to 25% for the fiscal year 2016. The expectation is based upon the Company continuing to achieve strong operating performance in its plants, consistent with recent quarters, and stable exchange rates and input cost trends.

Net Sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business is expected to deliver improved results supported by a growth in residential markets in the North Island. The Philippines business has experienced growth in the nine months, which is expected to be maintained in the next quarter.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$237 million and US$249 million. Management expects full year Adjusted net operating profit to be between US$240 million and US$250 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts of approximately 1.1 million, as well as input prices and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year.

The comparable Adjusted net operating profit for fiscal year 2015 was US$221.4 million.

Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months and nine months ended 31 December 2015 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2015; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

END

Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au